Exhibit 99.1

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IMMEDIATE	14 January 2005

Royal & SunAlliance estimate storm claims in UK and Scandinavia

Royal & SunAlliance Insurance Group plc announces a preliminary estimate of £30m, net of reinsurance recoveries, for claims arising from the recent storms and floods in the UK and Scandinavia. Some degree of flood and storm damage is expected in the winter season, and the impact on the first quarter results will be dependent on weather for the rest of the period.

Royal & SunAlliance’s staff provided immediate on-the-ground assistance and rapid claims processing:

UK
Royal & SunAlliance / MORE TH>N loss adjusters were the first insurers on the ground in Carlisle, arriving within 24 hours. Operating out of the Royal & SunAlliance Emergency Response Unit, a 10-strong team coordinated customer advice, fast-tracked emergency payments and motor claims, and ensured that all known affected personal and commercial customers were contacted within 5 days.

Scandinavia
The efficiency of Codan and Trygg-Hansa’s call centres and claims handling staff and infrastructure ensured that despite the large volume of calls no customer had to wait more than 33 seconds to reach a qualified claims handler.

–ENDS–

For further information:

Analysts	Press	Press
Helen Pickford	Phil Wilson-Brown	Julius Duncan (Finsbury)
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047	Tel: +44 (0) 20 7251 3801

Important disclaimer

This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, and general industry outlook (including trends in results, prices, volumes, operations, margins, overall market conditions, risk management and exchange rates) based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘aim’, ‘anticipate’, ‘believe’, ‘continue’, ‘could’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘plan’, ‘seek’, ‘should’ or ‘will’ or the negative of these terms or similar expressions. The specific forward-looking statements cover, among other matters, our strategy and operational objectives; financial results; capital position, rewording of the dollar denominated subordinated debt, restructuring plans, cost improvement programme, completion of disposals, establishment of technical provisions, losses related to the US financial enhancement products,capital and solvency requirements in the UK, regulatory position in the US, prior year adverse development in the US, effect of adverse court decisions on the Company’s financial position, provisions for ultimate cost of asbestos and environmental claims, adverse claims development on long tail business and claims dependent on court judgments. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; political and social conditions; the frequency, severity and development of insured loss events, including catastrophes and man made disasters; the availability and pricing of, and ability to collect on, reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; policy renewal and lapse rates; fluctuations in interest and inflation rates; returns on and fluctuations in the value of the Company’s investment portfolios; corporate bankruptcies; fluctuations in foreign currency exchange rates; the ability of our subsidiaries to pay dividends; a downgrade in the Company’s financial strength or claims paying or other credit ratings; adverse changes in laws and regulations; adverse outcomes in judicial decisions and rulings and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the US Securities and Exchange Commission and the UK Listing Authority. The Company undertakes no obligation to update or revise any of the forward-looking statements publicly, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable law or regulation.